UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 20, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Walter Investment Management Corporation

File No. 001-13417 - CF#29524

_____

Walter Investment Management Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2013.

Based on representations by Walter Investment Management Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.43	through January 13, 2014
Exhibit 10.48	through December 31, 2013
Exhibit 10.52.2	through August 15, 2013
Exhibit 10.52.3	through August 15, 2013
Exhibit 10.52.4	through August 15, 2013
Exhibit 10.52.5	through August 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary